Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	September 17, 2013

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Monteagle Funds (the “Trust”) (File Nos. 811-08529 and 333-41461) on behalf of The Texas Fund (the “Fund”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

Attached please find Post-Effective Amendment No. 44 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment reflects, amongst other things, the Trust’s responses to comments from the Division of Investment Management Staff in connection with the review of Post-Effective Amendment No. 42 to the Registration Statement filed electronically on June 14, 2013. The Texas Fund, a new series of the Trust, will be effective immediately upon filing of the Amendment.

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of the Monteagle Funds

cc:	Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Paul Ordonio
Monteagle Funds
2506 Winford Avenue
Nashville, TN 37211